FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER Cardiome Pharma Corp. 6190 Agronomy Road 6th Floor Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE May 7, 2004

Item 3.	PRESS RELEASE May 7, 2004 - Vancouver, British Columbia

Item 4.

SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it’s independent Data Safety Monitoring Board (DSMB) has issued a recommendation to continue the phase 3 clinical trial, ACT 1, evaluating intravenous RSD1235 as a treatment for acute atrial fibrillation (AF) and atrial flutter. The DSMB found no safety concerns that would require protocol changes and recommended that the trial continue.

Item 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it’s independent Data Safety Monitoring Board (DSMB) has issued a recommendation to continue the phase 3 clinical trial, ACT 1, evaluating intravenous RSD1235 as a treatment for acute atrial fibrillation (AF) and atrial flutter. The DSMB found no safety concerns that would require protocol changes and recommended that the trial continue.

Cardiome's DSMB is composed of independent medical experts who monitor and evaluate the safety of the clinical trial. In order to protect the integrity of the clinical trial, the company remains blinded to the data. The recommendation by the DSMB members was based on their second planned safety analysis of data from 180 patients enrolled in the trial. ACT 1 will enrol approximately 360 patients for atrial fibrillation, with another 60 enrolled for atrial flutter in a subset of ACT 1 called Scene 2. ACT 1 will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of atrial fibrillation. It is projected that ACT 1 results will be available in the fourth quarter of 2004.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS Not Applicable.

Item 7.	OMITTED INFORMATION Not Applicable.

Item 8.	SENIOR OFFICER

	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 10th day of May, 2004.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.